Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2003 (c)	2002 (c)	2001 (c)
Income from Continuing Operations Before Minority Interest Allocable to Continuing Operations	$35,945	$48,859	$99,166
Plus: Interest Expense and Amortization of Deferred Financing Costs	97,220	92,312	84,389

Earnings Before Income Allocated to Minority Interest and Fixed Charges	$133,165	$141,171	$183,555

Fixed Charges and Preferred Stock Dividends (a)	$118,157	$127,243	$128,917

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (b)	1.13x	1.11x	1.42x

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $3,707 and $4,577 for the years ended December 31, 2002 and 2001, respectively.

(b)	For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.

(c)	During the three months ended March 31, 2004, the Company sold twenty industrial properties that met the criteria established by the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets’ (“FAS 144”) to be included in discontinued operations. At March 31, 2004, the Company also owned two industrial properties classified as held for sale that met the criteria established by FAS 144 to be included in discontinued operations. In accordance with FAS 144, the results of operations of the twenty industrial properties sold during the three months ended March 31, 2004 and the two industrial properties held for sale at March 31, 2004 are included in discontinued operations. Income from continuing operations for the years ended December 31, 2001 through 2003 reported in the table above has been restated to reflect the reclassification of the net income attributable to these properties from continuing operations to discontinued operations. As a result, income from continuing operations and ratio of earnings to fixed charges and preferred stock dividends reported in the table above will not agree to the income from continuing operations and ratio of earnings to fixed charges and preferred stock dividends reported in the Company’s 2003 Form 10-K.